CorePoint Lodging Inc.

125 East John Carpenter Freeway, Suite 1650

Irving, Texas 75062

July 5, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Lobert; Erin Martin

Re:	CorePoint Lodging Inc.
Registration Statement on Form S-3
File No. 333-232374
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CorePoint Lodging Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on July 9, 2019, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Edgar J. Lewandowski of Simpson Thacher & Bartlett LLP at (212) 455-7614.

Sincerely,

COREPOINT LODGING INC.

/s/ Mark M. Chloupek
By:	Mark M. Chloupek
Title:	Executive Vice President, Secretary and
General Counsel